Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 2 DATED OCTOBER 17, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Update distributions declared.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017.

As of September 30, 2018, we had raised total aggregate gross offering proceeds of approximately $11.31 million, and had issued approximately 1.13 million shares of our common stock in the Offering, purchased by approximately 1,240 unique investors.

The Offering is expected to terminate on the earlier of August 23, 2019, which is two years from the qualification date of this Offering, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering. In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.

Distributions Declared

From inception through September 30, 2018, we declared and paid an aggregate of approximately $302,170 in distributions to stockholders.